Tanico Inc.

387 Whitby Shores Greenway

Whitby, Ontario L1N 9R6 Canada

January 27, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington D.C. 20549

Division of Corporate Finance

Re: Tanico Inc. Registration Statement on Form S-1

Filed December 14, 2021

File No. 333-261643

Dear Sir/Madame,

In response to your letter dated January 11, 2022, we are providing the following changes to our registration statement:

Comment 1.

Cover pager

“Disclose prominently on the cover page that Ms. Feneva currently controls the Company. Additionally, describe the voting power expected to be held by Ms. Feneva following this offering.”

Response: Updated disclosure information about Ms. Feneva’s voting power following this offer and current company control.

Comment 2.

Offering Summary, page 3

“You state here your intentions to list your common stock on the OTCBB. Please remove the references to the OTCBB on pages 3 and 23, as FINRA officially ceased operation of the OTC Bulletin Board on November 8, 2021. See FINRA Regulatory Notice 21-38. To the extent you intend to seek quotation of your stock on an over-the-counter market, revise to reflect that your common stock would be “quoted” rather than listed.”

Response: have removed all the references to OTCBB from the registration statement. Changed “listed” to “quoted”

Comment 3.

Risks Relating to Common Stock

The proceeds of our Offering will be held in a standard corporate checking account..., page 11

“With respect to your statement that creditors could attach funds raised in this offering during the offering process, provide context about this risk by addressing whether the company or its management are aware of creditors that would seek to attach the funds. Clarify how this risk factor is applicable given your disclosed liabilities in the prospectus.”

Response: We have updated the definition of this risk factor and how it is applicable to the disclosed liabilities.

Comment 4.

Business of Issuer, page 20

“Revise your discussion of the gaming industry to remove broad assertions unrelated to your business, such as the valuation of other companies, and to remove the implication that you compete with such companies. It is unclear how certain statistics presented here are relevant considerations for potential investors in your offering.”

Response: removed broad assertions unrelated to our business.

Comment 5.

Governmental and Industry Regulations, page 22

“Given your stated intentions to develop a product to “help professional child psychologists to conduct long-term monitoring of child behavior,” please disclose the applicable government regulations you will be subject to, along with any approvals required in connection with your planned product.”

Response: added explanation about the privacy of our clients.  No personal data is collected or stored on our gaming servers.  Because of complete anonymity, we are in compliance with federal and state Consumer Data Privacy Laws.  We do not provide any personal information to professional child psychologists.  Only parents can do so.

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Comment 6.

Website, page 23

“Please provide an accurate web site address for the Company. In this regard, we note that you plan to use your website for marketing purposes and to make your periodic reports available to investors.”

Response: the website address has been properly updated. We will keep our website available for investors at all times.

Comment 7.

Directors and Executive Officers, page 30

“Revise to specify the principal occupations and employment of Ms. Feneva and Ms. Tomskaia during the past five years. Refer to Item 401(e) of Regulation S-K”

Response: employment information of Ms. Feneva and Ms. Tomskaia has been updated

Best Regards,

Tatiana Feneva

President and CEO Tanico Inc.

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